UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: August 17, 2020

(Date of earliest event reported)

GK Investment Property Holdings II, LLC

(Exact name of issuer as specified in its charter)

Delaware	84-3013152
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

257 East Main Street, Suite 200
Barrington, Illinois 60010

(Full mailing address of principal executive offices)

(847) 277-9930

(Issuer’s telephone number, including area code)

ITEM 3.
MATERIAL MODIFICATION TO RIGHTS OF SECURITYHOLDERS

First Supplemental Indenture

On August 13, 2020, GK Investment Property Holdings II, LLC, a Delaware limited liability company, or the Company, entered into that certain First Supplemental Indenture, or the First Supplement, with UMB Bank, N.A., as trustee, or the Trustee. The First Supplement confirms the maturity dates of the Series A, Series B, Series C and Series D Bonds as disclosed in the offering circular of the Company dated January 29, 2020 and filed by us with the Securities and Exchange Commission, or the Commission, on January 29, 2020, or the Offering Circular, Supplement No. 1 to the Offering Circular dated February 13, 2020 and filed with the Commission on February 13, 2020 and Supplement No. 2 to the Offering Circular dated March 25, 2020 and filed with the Commission on March 25, 2020.

The foregoing description of the First Supplement is a summary and is qualified in its entirety by the terms of the First Supplement, a copy of which is filed as Exhibit No. 3.1 to this Current Report on Form 1-U and incorporated by reference into this Item 3.

Forward-Looking Statements

This Current Report on Form 1-U (this “Form 1-U”) includes forward-looking statements, which may be identified by words such as "believes," "expects," "anticipates," "estimates," "projects," "intends," "should," "seeks," "future," "continue," or the negative of such terms, or other comparable terminology. Forward-looking statements are statements that are not historical facts. Such forward-looking statements are subject to risks and uncertainties, which could cause actual results to differ materially from the forward-looking statements contained herein. The forward looking statements in this Form 1-U constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including, but not limited to, the risks and uncertainties and other factors discussed from time to time in the Company’s filings with the SEC. The Company expressly disclaims any obligation to publicly update any forward-looking statements contained herein, whether as a result of new information, future events or otherwise, except as required by law.

Item 9.
Other Events

Exhibit No.	Description of Exhibit
3.1	First Supplemental Indenture between GK Investment Property Holdings II, LLC and UMB Bank, N.A., as trustee, dated as of August 13, 2020.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GK Investment Property Holdings II, LLC, a Delaware limited liability company

Date: August 17, 2020	By:	/s/ Garo Kholamian
Name: Garo Kholamian
Title: Sole Director